UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No.    )(1)

Airspan Networks Inc.

(Name of Issuer)

Common Stock, Par Value $0.0003 per share

(Title of Class of Securities)

00950H102

(CUSIP Number)

September 13, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

(1)The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00950H102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Oak Investment Partners XI, Limited Partnership 20-1319065

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 7,300,000 Shares of Common Stock

	6.	Shared Voting Power Not applicable

	7.	Sole Dispositive Power 7,300,000 Shares of Common Stock

	8.	Shared Dispositive Power Not applicable

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,300,000 Shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 16.77%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Oak Associates XI, LLC 20-1319921

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power Not applicable

	6.	Shared Voting Power 7,300,000 Shares of Common Stock

	7.	Sole Dispositive Power Not applicable

	8.	Shared Dispositive Power 7,300,000 Shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,300,000 Shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 16.77%

12.	Type of Reporting Person (See Instructions) OO-LLC

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Oak Management Corporation 06-0990851

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power Not applicable

	6.	Shared Voting Power 7,300,000 Shares of Common Stock

	7.	Sole Dispositive Power Not applicable

	8.	Shared Dispositive Power 7,300,000 Shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,300,000 Shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 16.77%

12.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Bandel L. Carano

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power Not applicable

	6.	Shared Voting Power 7,300,000 Shares of Common Stock

	7.	Sole Dispositive Power Not applicable

	8.	Shared Dispositive Power 7,300,000 Shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,300,000 Shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 16.77%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gerald R. Gallagher

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power Not applicable

	6.	Shared Voting Power 7,300,000 Shares of Common Stock

	7.	Sole Dispositive Power Not applicable

	8.	Shared Dispositive Power 7,300,000 Shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,300,000 Shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 16.77%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Edward F. Glassmeyer

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 30,000 Shares of Common Stock

	6.	Shared Voting Power 7,300,000 Shares of Common Stock

	7.	Sole Dispositive Power 30,000 Shares of Common Stock

	8.	Shared Dispositive Power 7,300,000 Shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,330,000 Shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 16.84%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Fredric W. Harman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 88,241 Shares of Common Stock

	6.	Shared Voting Power 7,300,000 Shares of Common Stock

	7.	Sole Dispositive Power 88,241 Shares of Common Stock

	8.	Shared Dispositive Power 7,300,000 Shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,388,241 Shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 16.98%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ann H. Lamont

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 15,000 Shares of Common Stock

	6.	Shared Voting Power 7,300,000 Shares of Common Stock

	7.	Sole Dispositive Power 15,000 Shares of Common Stock

	8.	Shared Dispositive Power 7,300,000 Shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,315,000 Shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 16.81%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David B. Walrod

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power Not applicable

	6.	Shared Voting Power 7,300,000 Shares of Common Stock

	7.	Sole Dispositive Power Not applicable

	8.	Shared Dispositive Power 7,300,000 Shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,300,000 Shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 16.77%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer Airspan Networks Inc.
	(b)	Address of Issuer’s Principal Executive Offices 777 Yamato Road, Suite 105 Boca Raton, Florida 33431

Item 2.
	(a)	Name of Person Filing

Oak Investment Partners XI, Limited Partnership
Oak Associates XI, LLC
Oak Management Corporation
Bandel L. Carano
Gerald R. Gallagher
Edward F. Glassmeyer
Fredric W. Harman
Ann H. Lamont
David D. Walrod

	(b)	Address of Principal Business Office or, if none, Residence
c/o Oak Management Corporation One Gorham Island Westport, Connecticut 06880

	(c)	Citizenship
Please refer to Item 4 on each cover sheet for each filing person.

	(d)	Title of Class of Securities
Common stock, par value $0.0003 per share

	(e)	CUSIP Number
00950H102

Item 3.
Not applicable

Item 4.	Ownership

The approximate percentages of shares of Common Stock reported as beneficially owned by the Reporting Persons is based upon 36,219,770 shares outstanding as of August 12, 2004, as represented  by the Issuer in the Preferred Stock Purchase Agreement, dated as of September 10, 2004, by and between the Issuer and Oak Investment Partners XI, Limited Partnership (filed as Exhibit 4.1 to the Issuer’s Form 8-K filed with the Commission on September 13, 2004), plus 7,300,000 shares of Common Stock issuable upon the conversion of the Series A Preferred Stock issued by the Issuer pursuant to that Preferred Stock Purchase Agreement.

Amounts shown as beneficially owned by each of Oak Associates XI, LLC, Oak Management Corporation, Bandel L. Carano, Gerald R. Gallagher, Edward F. Glassmeyer, Fredric W. Harman, Ann H. Lamont and David B. Walrod include the 7,300,000 shares of Common Stock into which the shares of Series A Preferred Stock presently held by Oak Investment Partners XI, Limited Partnership, may be converted.

Please see Items 5, 6, 7, 8, 9 and 11 for each cover sheet for each filing entity.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Signature:

Dated: September 22, 2004

Entities:

Oak Investment Partners XI, Limited Partnership
Oak Associates XI, LLC
Oak Management Corporation

	By:	/s/ Edward F. Glassmeyer
Edward F. Glassmeyer, as
General Partner or
Managing Member or as
Attorney-in-fact for the
above-listed entities

Individuals:

Bandel L. Carano
Edward F. Glassmeyer
Gerald R. Gallagher
Fredric W. Harman
Ann H. Lamont
David B. Walrod

	By:	/s/ Edward F. Glassmeyer
Edward F. Glassmeyer,
Individually and as
Attorney-in-fact for the
above-listed individuals

INDEX TO EXHIBITS

EXHIBIT A	Agreement of Reporting Persons

EXHIBIT B	Power of Attorney